

ANGLO AMERICAN



Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk



17 January, 2005

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Directors' Interests in Anglo American plc dated 14 January 2005.
- Press Release: Anglo American plc notification: Anglo Platinum trading statement dated 17 January 2005.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

K:\Min\Compsec\SEC\announce let to SEC.doc
Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk

RNS: 4476H

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,961,282 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
10 January 2005	18,106
11 January 2005	2,000
12 January 2005	4,816
13 January 2005	2,600
14 January 2005	3,200

The Company was advised of these transactions on 14 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.



SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2005
WASH. D.C.
213
SECTION

B E Davison

A W Lea

A J Trahar

G A Wilkinson
Deputy Company Secretary
14 January 2005

CC: AWL
NJS.
SEC (+5)

RNS: 4116H

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,961,282 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
10 January 2005	18,106
11 January 2005	2,000
12 January 2005	4,816
13 January 2005	2,600
14 January 2005	3,200

The Company was advised of these transactions on 14 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.


SEC MAIL
RECEIVED
PROCESSING
JAN 3 1 2005
WASH. D.C.
213
SECTION

B E Davison

A W Lea

A J Trahar

G A Wilkinson
Deputy Company Secretary
14 January 2005

CC: AWL
NJS.
SEC (+5)

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,961,282 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
10 January 2005	18,106
11 January 2005	2,000
12 January 2005	4,816
13 January 2005	2,600
14 January 2005	3,200

The Company was advised of these transactions on 14 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

G A Wilkinson
Deputy Company Secretary
14 January 2005

CC: AWL
NJS.
SEC (AS)

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,961,282 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
10 January 2005	18,106
11 January 2005	2,000
12 January 2005	4,816
13 January 2005	2,600
14 January 2005	3,200

The Company was advised of these transactions on 14 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

G A Wilkinson
Deputy Company Secretary
14 January 2005

CC: AWL
NJS.
SEC (45)

RNS: 4116H

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,961,282 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
10 January 2005	18,106
11 January 2005	2,000
12 January 2005	4,816
13 January 2005	2,600
14 January 2005	3,200

The Company was advised of these transactions on 14 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

G A Wilkinson
Deputy Company Secretary
14 January 2005

CC: AWL
NJS.
SEC (AS)



ANGLO
AMERICAN

News Release

17 January 2005

Anglo American plc notification:
Anglo Platinum trading statement

Anglo American plc wishes to draw attention to an announcement made by Anglo Platinum regarding a trading statement, attached hereto.


SEC MAIL
PROCESSING
RECEIVED
JAN 3 1 2005
WASH. D.C.
213
SECTION

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Issuer Long Name : Anglo American Platinum Corporation Limited
Registration No. : 1946/022452/06
Instrument Alpha Code/Ticker Symbol : AMS; AMSP
ISIN : ZAE000013181; ZAE000054474
("Anglo Platinum")

Anglo Platinum trading statement

This trading statement is issued in compliance with the revised Listings Requirements (Section 3.4 (b)) of the JSE Securities Exchange South Africa, which became effective on 1 December 2004.

Anglo Platinum wishes to advise shareholders that headline earnings for the year ended 31 December 2004 are expected to be R2,61bn, 24,9% higher than the headline earnings of R2,09bn for the year ended 31 December 2003. Headline earnings attributable to ordinary shareholders, which exclude dividends of approximately R153 million attributable to preference shareholders, are expected to be R2,46bn, 17,7% higher than headline earnings attributable to ordinary shareholders for the previous corresponding period.

The forecast financial information on which this trading statement is based has not been reviewed and reported on by the Company's auditors. Anglo Platinum intends publishing its annual results on 14 February 2005.

For further information please contact

Trevor Raymond
011 373 6462
082 654 8467

Johannesburg
17 January 2005

Sponsor
Merrill Lynch South Africa (Pty) Limited


ANGLO
AMERICAN

News Release

17 January 2005

Anglo American plc notification:
Anglo Platinum trading statement

Anglo American plc wishes to draw attention to an announcement made by Anglo Platinum regarding a trading statement, attached hereto.


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2005
WASH. D.C. 213 SECTION

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Issuer Long Name : Anglo American Platinum Corporation Limited
Registration No. : 1946/022452/06
Instrument Alpha Code/Ticker Symbol : AMS; AMSP
ISIN : ZAE000013181; ZAE000054474
("Anglo Platinum")

Anglo Platinum trading statement

This trading statement is issued in compliance with the revised Listings Requirements (Section 3.4 (b)) of the JSE Securities Exchange South Africa, which became effective on 1 December 2004.

Anglo Platinum wishes to advise shareholders that headline earnings for the year ended 31 December 2004 are expected to be R2,61bn, 24,9% higher than the headline earnings of R2,09bn for the year ended 31 December 2003. Headline earnings attributable to ordinary shareholders, which exclude dividends of approximately R153 million attributable to preference shareholders, are expected to be R2,46bn, 17,7% higher than headline earnings attributable to ordinary shareholders for the previous corresponding period.

The forecast financial information on which this trading statement is based has not been reviewed and reported on by the Company's auditors. Anglo Platinum intends publishing its annual results on 14 February 2005.

For further information please contact

Trevor Raymond
011 373 6462
082 654 8467

Johannesburg
17 January 2005

Sponsor
Merrill Lynch South Africa (Pty) Limited



ANGLO
AMERICAN

News Release

17 January 2005

Anglo American plc notification:
Anglo Platinum trading statement

Anglo American plc wishes to draw attention to an announcement made by Anglo Platinum regarding a trading statement, attached hereto.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

Issuer Long Name : Anglo American Platinum Corporation Limited
Registration No. : 1946/022452/06
Instrument Alpha Code/Ticker Symbol : AMS; AMSP
ISIN : ZAE000013181; ZAE000054474
("Anglo Platinum")

Anglo Platinum trading statement

This trading statement is issued in compliance with the revised Listings Requirements (Section 3.4 (b)) of the JSE Securities Exchange South Africa, which became effective on 1 December 2004.

Anglo Platinum wishes to advise shareholders that headline earnings for the year ended 31 December 2004 are expected to be R2,61bn, 24,9% higher than the headline earnings of R2,09bn for the year ended 31 December 2003. Headline earnings attributable to ordinary shareholders, which exclude dividends of approximately R153 million attributable to preference shareholders, are expected to be R2,46bn, 17,7% higher than headline earnings attributable to ordinary shareholders for the previous corresponding period.

The forecast financial information on which this trading statement is based has not been reviewed and reported on by the Company's auditors. Anglo Platinum intends publishing its annual results on 14 February 2005.

For further information please contact

Trevor Raymond
011 373 6462
082 654 8467

Johannesburg
17 January 2005

Sponsor
Merrill Lynch South Africa (Pty) Limited


ANGLO
AMERICAN

News Release

17 January 2005

Anglo American plc notification:
Anglo Platinum trading statement

Anglo American plc wishes to draw attention to an announcement made by Anglo Platinum regarding a trading statement, attached hereto.



Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

Issuer Long Name : Anglo American Platinum Corporation Limited
Registration No. : 1946/022452/06
Instrument Alpha Code/Ticker Symbol : AMS; AMSP
ISIN : ZAE000013181; ZAE000054474
("Anglo Platinum")

Anglo Platinum trading statement

This trading statement is issued in compliance with the revised Listings Requirements (Section 3.4 (b)) of the JSE Securities Exchange South Africa, which became effective on 1 December 2004.

Anglo Platinum wishes to advise shareholders that headline earnings for the year ended 31 December 2004 are expected to be R2,61bn, 24,9% higher than the headline earnings of R2,09bn for the year ended 31 December 2003. Headline earnings attributable to ordinary shareholders, which exclude dividends of approximately R153 million attributable to preference shareholders, are expected to be R2,46bn, 17,7% higher than headline earnings attributable to ordinary shareholders for the previous corresponding period.

The forecast financial information on which this trading statement is based has not been reviewed and reported on by the Company's auditors. Anglo Platinum intends publishing its annual results on 14 February 2005.

For further information please contact

Trevor Raymond
011 373 6462
082 654 8467

Johannesburg
17 January 2005

Sponsor
Merrill Lynch South Africa (Pty) Limited



News Release

17 January 2005

Anglo American plc notification:
Anglo Platinum trading statement

Anglo American plc wishes to draw attention to an announcement made by Anglo Platinum regarding a trading statement, attached hereto.


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2005
WASH. D.C.
213
SECTION

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Issuer Long Name : Anglo American Platinum Corporation Limited
Registration No. : 1946/022452/06
Instrument Alpha Code/Ticker Symbol : AMS; AMSP
ISIN : ZAE000013181; ZAE000054474
("Anglo Platinum")

Anglo Platinum trading statement

This trading statement is issued in compliance with the revised Listings Requirements (Section 3.4 (b)) of the JSE Securities Exchange South Africa, which became effective on 1 December 2004.

Anglo Platinum wishes to advise shareholders that headline earnings for the year ended 31 December 2004 are expected to be R2,61bn, 24,9% higher than the headline earnings of R2,09bn for the year ended 31 December 2003. Headline earnings attributable to ordinary shareholders, which exclude dividends of approximately R153 million attributable to preference shareholders, are expected to be R2,46bn, 17,7% higher than headline earnings attributable to ordinary shareholders for the previous corresponding period.

The forecast financial information on which this trading statement is based has not been reviewed and reported on by the Company's auditors. Anglo Platinum intends publishing its annual results on 14 February 2005.

For further information please contact

Trevor Raymond
011 373 6462
082 654 8467

Johannesburg
17 January 2005

Sponsor
Merrill Lynch South Africa (Pty) Limited